                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3 )/*/

                            United Stationers Inc.
                            ----------------------
                               (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  913004-10-7
                   -----------------------------------------
                                (CUSIP Number)

                                 Barbara Wolf
                                c/o Scott Brown
                        Johnson, Goldberg & Brown, Ltd.
                           6703 North Cicero Avenue
                             Lincolnwood, IL 60646
                                 (708)673-5740

                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 31, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 913004-10-7                                     Page 2 of 6 Pages

- ------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      Wolf Family Investment Partnership
- ------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [x]
- ------------------------------------------------------------------------------
 3.   SEC Use Only
- ------------------------------------------------------------------------------
 4.   Source of Funds:  00
- ------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):                      [_]
- ------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Illinois
                   -----------------------------------------------------------
 Number of           7.   Sole Voting Power:  29,205
 Shares            -----------------------------------------------------------
 Beneficially        8.   Shared Voting Power:  0
 Owned By          -----------------------------------------------------------
 Each                9.   Sole Dispositive Power:  29,205
 Reporting         -----------------------------------------------------------
 Person             10.   Shared Dispositive Power:  0
 With
- ------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      29,205
- ------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:                                                       [_]
- ------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):  .50%
- ------------------------------------------------------------------------------
14.   Type of Reporting Person:  PN
- ------------------------------------------------------------------------------

  CUSIP NO.913004-10-7                                     PAGE 3 OF 6 PAGES

- ------------------------------------------------------------------------------
 1.   Name of Reporting Person
      Barbara Wolf
- ------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [x]
- ------------------------------------------------------------------------------
 3.   SEC Use Only
- ------------------------------------------------------------------------------
 4.   Source of Funds:  00
- ------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):                      [_]
- ------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Illinois
                   -----------------------------------------------------------
 Number of           7.   Sole Voting Power:  594
 Shares            -----------------------------------------------------------
 Beneficially        8.   Shared Voting Power:  29,230
 Owned By          -----------------------------------------------------------
 Each                9.   Sole Dispositive Power:  29,230
 Reporting         -----------------------------------------------------------
 Person             10.   Shared Dispositive Power:  594
 With
- ------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      29,824
- ------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:

      Excludes 4,228 shares owned by the Barbara Wolf Savage Charitable Remainder Trust u/a/d February 1, 1995 of which the Reporting Person is a beneficiary; the Reporting Person disclaims beneficial ownership of such shares.
                                                                    [X]
- ------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):  .51%
- ------------------------------------------------------------------------------
14.   Type of Reporting Person:  IN
- ------------------------------------------------------------------------------

CUSIP NO. 913004-10-7                                         Page 4 of 6 Pages
                                      13D

     Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby files this Amendment No. 2 (the "Amendment No. 2") to the original 13D Statement dated as of February 10, 1995 (as amended, the "Original Statement") on behalf of Wolf Family Investment Partnership, an Illinois limited partnership ("WFIP") and Barbara Wolf, an individual. The foregoing partnership and individual are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of the filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     Unless otherwise indicated in this Amendment No. 2, all capitalized terms used herein which are defined in the Original Statement shall have the same meaning as set forth in the Original Statement.

     Unless otherwise specified in the following Items, there have been no material changes to the information reported in the Original Statement.

Item 4. "Purpose of Transaction," is hereby amended by adding thereto the following paragraph:

     Pursuant to the terms and conditions of the Agreement to Tender, on March 16, 1995, the Reporting Persons tendered the following number of shares of Common Stock to Associated which, in the following amounts, were accepted and paid for by Associated on March 31, 1995:


                           Shares of Common  Shares of Common
Entity                     Stock Tendered    Stock Accepted
- ------                     ----------------  ----------------
WFIP                                921,057         891,852
Barbara Wolf Charitable
     Remainder Trust                133,333         129,105
Barbara Wolf Trust                   18,748          18,154
Barbara Wolf,
     in Joint Tenancy                   800             775
                                  ---------       ---------
                                  1,073,938       1,039,885
                                  =========       =========

Item 5. "Interest in Securities of the Issuer," paragraphs, (a), (b) and (e) are hereby amended and restated in their entirety as follows:

     (a)(b) The Reporting Persons have reason to believe that the number of shares of Common Stock outstanding in the Issuer's most recently available filing is not current, due to the terms of the Agreement and Plan of Merger attached as EXHIBIT A to the Original Statement. Accordingly, the following information provided in response to this Item 5 is based on a total of 5,857,923 shares of Common Stock outstanding which was provided to the Reporting Persons by the Issuer.

     WFIP beneficially owns 29,205 shares or .5% of the Common Stock outstanding. WFIP's sole voting and investment power is vested in its general partner, Barbara Wolf. None of the persons or entities identified in Item 2 above owns or holds any shares of Common Stock except that:

     Barbara Wolf holds a record and beneficially 25 shares (less than one tenth of one percent) of the Common Stock outstanding in joint tenancy with her mother, as to which Barabara Wolf has shared voting and investment power

CUSIP NO. 913004-10-7                                         Page 5 of 6 Pages

and owns beneficially 594 shares (less than one tenth of one percent) of Common Stock oustanding, pursuant to her interest in the Barbara Wolf Trust u/a/d March 4, 1988 as to which she has sole voting and investment power. Barbara Wolf is also a beneficiary of the Barbara Wolf Savage Trust u/a/d February 1, 1995 which owns 4,228 shares of Common Stock to which the Reporting Person disclaims beneficial ownership for the purposes of this filing.

     (e) Pursuant to the transaction discussed in Item 4 above, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's securities on March 31, 1995.

CUSIP NO. 913004-10-7                                        Page 6 of 6 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 5, 1995

                                        Wolf Family Investment Partnership




                                    By: /s/ Barbara Wolf
                                        --------------------------------------
                                        Barbara Wolf, a general partner